EXHIBIT 99.3
VOTE BY MAIL OR FAX
QUICK *** EASY *** IMMEDIATE
HOW TO VOTE YOUR SHARES OF
VIATEL HOLDING (BERMUDA) LIMITED
Vote Your Proxy by mail:
This form of proxy must be delivered by mail to Proxy Services, Continental Stock Transfer & Trust Co., 8th Floor, 17 Battery Place, New York, NY 10004 in the postage-paid, pre-addressed envelope attached to be received no later than 11:00 am (Bermuda local time) on Tuesday, December 6, 2005.
Vote Your Proxy by Fax:
This form of proxy must be faxed to Proxy Services, Continental Stock Transfer & Trust Co. (fax number +1 212 509 5152) no later than 11.00 am (Bermuda local time) on Tuesday, December 6, 2005.
PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING BY FAX
FOLD AND DETACH HERE AND READ THE REVERSE SIDE

The Board of Directors Recommends a Vote FOR Items 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10	Please mark your votes like this	☒

Resolution 1 — The Auditors Report and Financial Statements for the year ended 31 December 2004 be and are hereby received.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Resolution 2 — Messrs Deloitte and Touche (London) be and are hereby appointed as auditors to the Company, to hold office until the close of the next Annual General Meeting of the Company.	☐	☐	☐

Resolution 3 — The Board of Directors be and are hereby authorized to determine the remuneration of the auditors to the Company.	☐	☐	☐

Resolution 4 — Didier Delepine be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.
	☐	☐	☐

Indicate changes below: Address Change? Mark Box	☐

FOR	AGAINST	ABSTAIN
Resolution 5 — S. Dennis Belcher be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.
☐	☐	☐

Resolution 6 — Thomas Doster be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until his successor is appointed in accordance with the Company’s Bye-Laws
☐	☐	☐

Resolution 7 — Leslie Goodman be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.
☐	☐	☐

Resolution 8 — Edward Greenberg be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.
☐	☐	☐

Resolution 9 — Kevin Power be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.
☐	☐	☐

Resolution 10 — Lucy Woods be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until her successor is appointed in accordance with the Company’s Bye-Laws.
☐	☐	☐

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature	Date	, 2005.
NOTE: If signing as attorney, executor, administrator, trustee, guardian or the like, please give your full title as such. If signing for a corporation, please give your title

VIATEL HOLDING (BERMUDA) LIMITED
(the “Company”)
ANNUAL GENERAL MEETING OF SHAREHOLDERS
Wednesday, December 7, 2005
11.00 am
(Bermuda time)
APPLEBY SPURLING HUNTER
Canon’s Court
22 Victoria Street
Hamilton HM12, Bermuda
FOLD AND DETACH HERE AND READ THE REVERSE SIDE

Viatel Holding (Bermuda) Limited
Canon’s Court
22 Victoria Street

Hamilton HM12, Bermuda	proxy

This proxy is solicited by the Board of Directors for use at the Annual General Meeting of the Company for the year 2005 on Wednesday, December 7, 2005 or at any adjournment thereof.
I/We, HEREBY APPOINT                           , or failing whom the Chairman of the Annual General Meeting (the “Chairman”), as my/our proxy to represent me/us and to vote on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday, December 7, 2005 and at any adjournment thereof and to vote for me/us as indicated in the boxes below.
In the absence of instructions, the proxy may vote or abstain from voting as he or she thinks fit on the resolutions below (the “Specified Resolutions”).
Should any resolution or other business, other than the Specified Resolutions, be proposed at the Annual General Meeting by the Chairman (including any motion to adjourn the Annual General Meeting or any amendments to the Specified Resolutions), the proxy may vote thereon as he or she thinks fit.
Please complete using ink and indicate your vote with an “x” in the space provided.
PLEASE DATE, SIGN AND MAIL OR FAX AT ONCE.
See reverse for voting instructions.